Exhibit 21.1

Pathmark Stores, Inc.
List of Subsidiaries
January 28, 2006

Name	State of Incorporation

Adbrett Corp	Delaware

AAL Realty Corp	New York

Bergen Street Pathmark, Inc	New Jersey

Bridge Stuart, Inc	New York

East Brunswick Stuart LLC	Delaware

MacDade Boulevard Stuart, LLC	Delaware

Lancaster Pike Stuart LLC	Delaware

Plainbridge LLC	Delaware

PTMK LLC	Delaware

Supermarkets Oil Co	New Jersey

Upper Darby Stuart LLC	Delaware